Exhibit (d)(3)
Adams, Harkness & Hill, Inc

60 State Street
Boston, MA 62109
(617) 371-3700

Confidential

May 8, 2002

Allan Routh
President and CEO
Sunrich Foods
3824 Southwest 93rd Street
Hope, MN 56046

Ladies and Gentlemen:

Adams, Harkness & Hill, Inc. (“AH&H”), on behalf of and as exclusive, retained advisor to Opta Food Ingredients, Inc., a Delaware corporation (the “Company”), and the Company are prepared to furnish you with certain publicly available and material non-public information describing the Company in connection with your consideration of a possible negotiated transaction with the Company. As a condition to our disclosure of the identity of the Company and furnishing such publicly available and material non-public information you agree, on behalf of your directors, officers, employees, affiliates, advisors and agents (your “Representatives”) to the terms of this Agreement:

1.    Definition of Confidential Information.    In the context of this Agreement, Confidential Information shall mean (i) the identity of the Company; (ii) any information, written or oral, whether prepared by AH&H, the Company, its advisors, agents or otherwise that is to be, or has been, furnished by or on behalf of the Company in accordance with the provisions of this letter; and (iii) your consideration of a possible negotiated transaction with the Company.

2.    Use of Confidential Information.    You hereby agree that the Confidential Information will be used solely for the purpose of evaluating a possible negotiated transaction between you and the Company and not in any way directly or indirectly detrimental to the Company. Unless otherwise required by law, you and your Representatives will not disclose the Confidential Information, without the prior written consent of the Company, to any person (including any corporation, company, partnership, or individual) and will limit the dissemination of the Confidential Information to your Representatives who need to know the information for the sole purpose of evaluating a possible negotiated transaction with the Company. You shall be fully liable for any breach of this Agreement by any of your Representatives. You further agree to treat the Confidential Information in the same manner as you treat confidential information of a similar nature. You also agree that you will inform each of your Representatives who will receive Confidential Information of your obligations under this letter. This paragraph shall be broadly interpreted to prohibit, without limitation, any discussions with potential co-bidders or other transaction partners without the prior written consent of the Company.

3.    No Contacts with the Company.    You agree that, at the conclusion of your review of the Confidential Information, or within three business days of the Company’s request, you and your Representatives shall redeliver to AH&H all copies of the Confidential Information in any form whatsoever (including without limitation any reports, memoranda or other material prepared by you or your Representatives). Unless consented to in advance in writing by the Chief Executive Officer of the Company, for a period of one year after the date hereof, you shall not, and you shall not permit any Representative of yours to, directly or indirectly, solicit any Company personnel with whom you or any Representative of yours has contact in connection with discussions or negotiations regarding a possible negotiated transaction to leave the employ of the Company or to accept employment by you or any affiliate of yours or have any discussions with any such person regarding such cessation of employment or re-employment.

4.    Agreement to Standstill.    You agree that, for a period of eighteen months from the date of this agreement (the “Standstill Period”), unless specifically invited in writing by us or the Company, neither you nor any of your Representatives, acting on your behalf, will in any manner, directly or indirectly, (a) other than through a confidential offer directed to the Company, effect or seek offer or propose to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company; (ii) any tender or exchange offer, merger or other business combination involving the Company; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the other party; (b) from, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended) with respect to the Company; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company; (d) take any action that might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussion or arrangements with any third party with respect to any of the foregoing. Notwithstanding the foregoing, if during the Standstill Period, any third party shall publicly announce and thereafter commence a tender or exchange offer which, if consummated, would give such third party ownership of 50% or more of the outstanding shares of the Company (a “Third Party Offer”), you shall be entitled to commence a tender offer (a “Competing Offer”) for at least the same number of shares (provided that the Competing Offer provides for a second-step merger yielding a blended purchase price per share which is at least equal to the purchase price per share offered by the third party in the Third Party Offer and in any subsequent second-step merger or acquisition transaction if one is proposed by such third party) and to purchase shares pursuant to such Competing Offer.

5.    Subpoena or Other Order.    In the event that you or your Representatives receive a request to disclose all or any part of the Confidential Information under the terms of a valid and effective subpoena or other order issued by a court having jurisdiction or by a governmental body, or, in accordance with the written legal opinion of your counsel, by any federal or state law or regulation, you agree that you will promptly notify AH&H and the Company of the existence, terms and circumstances surrounding such a request, so that the Company may seek an appropriate protective order or other remedy and/or waive your compliance with the provisions of this Agreement. If disclosure of such information is required in the written opinion of your counsel, you agree that you will exercise reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such of the disclosed information which we or the Company so designates.

6.    No Representation as to Accuracy.    You understand that neither AH&H, the Company nor any of their respective agents or employees has made or makes any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information. Neither AH&H nor the Company shall have any liability to anyone resulting from the use of any Confidential Information (or any errors therein or omissions therefrom), except as provided in any definitive acquisition or other agreement between the Company and you.

7.    No Binding Agreement for Transaction Herein.    You agree that unless and until a definitive agreement between the Company and you with respect to any transaction involving the Company has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this letter or any other written or oral expression with respect to such a transaction by any of the directors, officers, employees, representatives, advisors, or agents of the Company except, in the case of this Agreement, for the matters specifically agreed to herein.

8.    Remedies.    You agree that money damages would not be a sufficient remedy for any breach of the agreements contained in this letter by you or your Representatives, and that the Company shall be entitled to specific performance and injunctive relief as remedies for any such breach or threatened breach. Such remedies shall not be considered to be the exclusive remedies for any such breach or threatened breach, but shall be in addition to all other remedies available at law or equity to the Company.

9.    Entire Agreement.    This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto.

10.    Jurisdiction.    This Confidentiality Agreement is being executed by AH&H in the Commonwealth of Massachusetts and it is understood that AH&H will perform its services hereunder in that jurisdiction. Accordingly, this Confidentiality Agreement and all questions relating to its validity, interpretation, performance, and enforcement shall be governed by and construed, interpreted, and enforced in accordance with the internal laws, and not the law of conflicts of law, of the Commonwealth of Massachusetts. To the extent that a court of competent jurisdiction determines that any provision or provisions contained herein are not enforceable, such provision or provisions shall be limited to the maximum extent enforceable under applicable law.

11.    Termination.    The provisions relating to confidentiality contained in this letter shall terminate upon the earlier of (a) five years from the date hereof, (b) the execution of a separate agreement addressing the confidential use of non-public information specifically superceding this Agreement, or (c) if you enter into a negotiated transaction with the Company, as of the date such transaction is consummated.

If you agree with and accept the foregoing, please sign and return one copy of this Agreement, which will constitute our agreement with respect to the subject matter of this letter.

Very truly yours,

ADAMS, HARKNESS & HILL, INC.

By:    /S/    DAVID THIBODEAU

David Thibodeau
Principal

ACCEPTED AND AGREED:

SUNRICH FOODS

By:    /S/    ALLAN ROUTH

Name: Allan Routh
Title    President/CEO

Date: May 8, 2002

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